MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: April 28, 2004

3.

News Release

A press release dated April 28, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on April 28, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On April 28, 2004, TransGlobe announced a successful appraisal well at An Nagyah #6 and the increase in oil production on Block S-1 in the Republic of Yemen.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED April 29, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "Ross G. Clarkson"

Ross G. Clarkson
President and CEO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL APPRAISAL WELL AND PRODUCTION INCREASES
IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, April 28, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful appraisal well at An Nagyah #6 and the increase in oil production on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful appraisal well at An Nagyah #6:
The An Nagyah #6 well was drilled to a total depth of 1,207 meters and completed as an Upper Lam oil well, flowing at a stabilized rate of 1,140 barrels of light (42 degree API) oil per day on a 24 hour test.

The An Nagyah #6 well encountered the Upper Lam sandstones with a 29 meter oil bearing interval. A 13.0 meter reservoir interval in the oil bearing section was perforated between 1,040 and 1,053 meters. The perforated interval flowed at 1,140 barrels per day of light oil and 480 thousand cubic feet of natural gas per day on a 30/64 inch choke at 455 psi flowing pressure. No water was produced during the test period.

An Nagyah #6 is located 1.2 kilometers east of the An Nagyah #4 well which tested light sweet oil at 1,378 Bopd from a 30 meter perforated interval (May 14, 2003 announcement). The An Nagyah #6 well will be equipped for early production via trucking after the drilling rig is moved to An Nagyah #7 later this week. The An Nagyah #7 well is located southwest of the An Nagyah #5 well (March 31, 2004 announcement) and is expected to commence drilling in 7-10 days. Following An Nagyah #7, it is expected the drilling rig will be moved to Harmel #2 to appraise the shallow depth, medium gravity oil discovered in Harmel #1. Additional development wells in the An Nagyah pool are expected to be drilled in the third and fourth quarters of 2004 and into 2005.

Block S-1 An Nagyah Production Increases:
The early production (trucking) facilities at the An Nagyah field were installed during the first quarter 2004 and field production operations commenced on An Nagyah #4 on March 28, 2004. With the addition of An Nagyah #5 in April, production has increased to approximately 2,000 Bopd. It is anticipated that production will increase to approximately 2,500 Bopd (approximately 625 Bopd to TransGlobe) with the addition of An Nagyah #6 in May and with the expansion of the trucking operations. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it is blended with the Marib light crude and transported by pipeline to the Ras Isa loading terminal on the Red Sea.

Continued

Trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by early 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The detailed engineering bids were received and the contract is expected to be awarded by late April/early May. Bid requests for long lead time major equipment have been issued and are expected to be awarded during the 2nd quarter of 2004.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. Block S-1 is the second producing property for the Company in the Republic of Yemen. The Company holds a 13.8% working interest in Block 32 in the Republic of Yemen where oil production has been underway for more than three years. TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
(signed) Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com